Exhibit 99.1

Loan Agreement — BTC Digital Ltd.

LOAN AGREEMENT

Date of Execution: May 26, 2026

This Loan Agreement (this “Agreement”) is entered into as of May 26, 2026 by and among the following parties:

Lenders	Siguang Peng, the Chief Executive Officer of the Borrower, and Yupeng Guo, the Chief Financial Officer of the Borrower, each an individual (each, a “Lender” and collectively, the “Lenders”)
Borrower	BTC Digital Ltd., a publicly traded company (the “Borrower” or the “Company”)
Principal Amount	USD 1,000,000 in aggregate, comprised of USD 500,000 from Siguang Peng and USD 500,000 from Yupeng Guo, to be funded in equivalent USDT as a payment method only by transfer to the Borrower’s designated Binance wallet in one or more tranches according to the Company’s funding needs
Purpose	To supplement the Company’s working capital and for general corporate working capital purposes
Interest Rate	Twelve percent (12%) per annum, simple interest

The Lenders and the Borrower are referred to herein individually as a “Party” and collectively as the “Parties”.

Article 1 — Loan Amount

Article 1.1 Subject to the terms and conditions of this Agreement, each Lender severally, and not jointly, agrees to make available to the Borrower a loan in the principal amount of Five Hundred Thousand United States Dollars (USD 500,000), for an aggregate principal amount of One Million United States Dollars (USD 1,000,000) (the “Loan”).

Article 1.2 The Loan shall be denominated in United States Dollars. Each Lender’s respective maximum funding obligation shall be USD 500,000, payable by such Lender in an amount of Tether (USDT) equivalent to the applicable USD-denominated tranche amount at the time of each disbursement, based on the applicable conversion or exchange rate reasonably agreed by the Parties or evidenced by the relevant transaction records. The Loan may be funded in one or more tranches according to the Company’s funding needs and the written drawdown instructions issued by the Borrower in accordance with Article 4.

Article 1.3 For all purposes under this Agreement, including repayment obligations, interest calculation, accounting treatment, financial statement presentation, audit support and public disclosure, the principal amount, outstanding balance, accrued interest and all other monetary obligations shall be measured and recorded in United States Dollars. USDT is used solely as a payment method and shall not change the USD-denominated nature of the Loan or shift any USDT price fluctuation risk to the accounting measurement of the Loan, except to the extent required by applicable accounting standards.

Article 1.4 The actual principal amount of the Loan shall be the aggregate USD-denominated amount actually received by the Borrower from time to time, including any equivalent USDT amount credited to the Binance wallet or other wallet/account designated in writing by the Borrower, after deduction of blockchain network fees, bank charges, intermediary fees or other charges not attributable to the applicable Lender, unless otherwise agreed in writing by the Parties.

Confidential	Page 1 of 8	Execution Version

Loan Agreement — BTC Digital Ltd.

Article 2 — Purpose and Use of Proceeds

Article 2.1 The Borrower shall use the proceeds of the Loan solely to supplement the Borrower’s working capital and for general corporate working capital purposes.

Article 2.2 The Borrower shall not use the proceeds of the Loan for any unlawful purpose or in any manner that would violate any applicable law, rule or regulation, any securities law or stock exchange requirement applicable to the Borrower, any anti-money laundering, sanctions or anti-corruption law, or any order of any governmental or regulatory authority.

Article 2.3 The Loan is a debt financing arrangement only. The Loan shall not be convertible into equity, shall not grant either Lender any voting, registration, pre-emptive, anti-dilution, participation or other equity-related rights, and shall not constitute an equity compensation arrangement.

Article 3 — Term

Article 3.1 The term of the Loan shall be one (1) year, commencing on the date on which the first tranche of the Loan proceeds is actually credited to the Borrower’s designated Binance wallet or other USDT wallet/account (the “Initial Drawdown Date”) and ending on the first anniversary of the Initial Drawdown Date (the “Maturity Date”). Each subsequent tranche shall be deemed drawn on the date on which such tranche is actually credited to the Borrower’s designated Binance wallet or other USDT wallet/account (each, a “Drawdown Date”).

Article 3.2 If the Maturity Date falls on a day that is not a business day in Hong Kong, the Maturity Date shall be extended to the next succeeding business day.

Article 4 — Disbursement

Article 4.1 The Borrower shall provide the Lenders with its designated Binance wallet address, and may also provide other receiving wallet/account details or payment instructions in writing. Subject to satisfaction or waiver of the conditions precedent set forth in Article 5, each Lender shall fund his respective portion of the Loan in equivalent USDT by transfer to the Borrower’s designated Binance wallet or such other wallet/account as the Borrower may designate in writing.

Article 4.2 The Borrower may request drawdowns of the Loan from time to time in one or more tranches according to the Company’s actual funding needs by delivering written drawdown instructions to the applicable Lender(s), specifying the requested USD-denominated tranche amount, the equivalent USDT amount or conversion basis, the designated Binance wallet address and the requested funding date. No Lender shall be required to fund more than his respective USD 500,000 maximum commitment.

Article 4.3 Within a reasonable period after receipt of each tranche of the Loan proceeds, the Borrower shall provide each applicable Lender with written confirmation of the actual date and USD-denominated amount received, together with the relevant Binance wallet transaction record, blockchain transaction hash and/or other transaction records for the relevant USDT payment.

Article 5 — Conditions Precedent; Related-Party Approval

Article 5.1 Each Lender’s obligation to disburse his respective portion of the Loan is subject to the Borrower having obtained all corporate approvals and authorisations necessary or advisable for the Borrower to enter into and perform this Agreement, including approval or ratification by the Borrower’s board of directors, audit committee or other independent body of the board, as applicable, in accordance with the Borrower’s related-party transaction policy and applicable stock exchange rules.

Confidential	Page 2 of 8	Execution Version

Loan Agreement — BTC Digital Ltd.

Article 5.2 The Borrower shall record the approval of this Agreement as a related-party transaction with executive officers of the Company, including the identities of the related parties, the material terms of the transaction, the business purpose of the transaction, and the determination that the transaction is fair to, and in the best interests of, the Borrower and its shareholders.

Article 5.3 Neither Lender shall participate in the Borrower’s deliberation or approval of this Agreement except to provide factual information requested by the approving body, including the audit committee of the board of directors of the Borrower.

Article 6 — Interest

Article 6.1 The Loan shall bear interest at a fixed annual rate of twelve percent (12%) on a simple-interest basis.

Article 6.2 Interest shall accrue on the unpaid outstanding USD-denominated principal amount of each tranche of the Loan, including each Lender’s respective outstanding principal portion, from the applicable Drawdown Date of such tranche until the date on which such principal is repaid in full.

Article 6.3 Interest shall be calculated in United States Dollars on a tranche-by-tranche basis as follows: Interest = Unpaid Outstanding USD-Denominated Principal Amount of the applicable tranche × 12% × Actual Number of Days Elapsed / 365.

Article 6.4 Unless otherwise agreed in writing by the Parties, interest shall be payable quarterly in arrears on each three-month anniversary of the Initial Drawdown Date and on the Maturity Date. Any accrued but unpaid interest shall be paid together with the outstanding principal on the Maturity Date. Interest shall be allocated and paid to each Lender based on his respective outstanding USD-denominated principal amount and the applicable Drawdown Date of each tranche funded by such Lender.

Article 7 — Repayment and Prepayment

Article 7.1 The Borrower shall repay all outstanding principal and accrued but unpaid interest, each denominated and calculated in United States Dollars, on the Maturity Date, or on any earlier date on which the Loan becomes due and payable under this Agreement. Unless otherwise agreed in writing by the applicable receiving Lender, repayment shall be made in United States Dollars; if repayment is made in USDT by written agreement, USDT shall be used solely as the payment method for satisfying the USD-denominated obligation.

Article 7.2 The Borrower may prepay all or any part of the Loan, including all or any part of either Lender’s respective outstanding principal portion, at any time without any prepayment penalty, premium or break cost, provided that accrued interest on the prepaid principal shall be paid up to the date of prepayment.

Article 7.3 All payments shall be made in immediately available funds, or in USDT if expressly agreed in writing by the applicable receiving Lender, to the bank account or wallet/account designated by the receiving Party in writing.

Article 7.4 If any payment is insufficient to discharge all amounts then due, such payment shall be applied in the following order: first, enforcement costs and expenses; second, default interest and other amounts due; third, accrued interest; and fourth, outstanding principal.

Article 7.5 The Borrower’s repayment obligations under this Agreement shall be limited to the USD-denominated actual principal amount received by the Borrower in one or more tranches and outstanding from time to time. Any repayment or prepayment of principal made by the Borrower shall reduce the outstanding USD-denominated principal amount accordingly, and interest shall accrue only on the unpaid outstanding USD-denominated principal amount from time to time, calculated from the applicable Drawdown Date of each tranche.

Confidential	Page 3 of 8	Execution Version

Loan Agreement — BTC Digital Ltd.

Article 8 — Representations and Warranties of the Lenders

Article 8.1 Each Lender represents and warrants, severally and not jointly, that he has full legal capacity to enter into and perform this Agreement.

Article 8.2 The funds or digital assets used by each Lender to make his respective portion of the Loan are from lawful sources and do not violate applicable anti-money laundering, sanctions, anti-corruption, foreign exchange, virtual asset or similar laws.

Article 8.3 Each Lender is entering into this Agreement in his capacity as a creditor only and not for the purpose of acquiring securities of the Borrower.

Article 8.4 Neither Lender has received any non-public commitment from the Borrower that would give such Lender rights other than those expressly set forth in this Agreement.

Article 9 — Representations and Warranties of the Borrower

Article 9.1 The Borrower represents and warrants that it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

Article 9.2 The Borrower has all necessary corporate power and authority to enter into and perform this Agreement, and this Agreement has been duly authorised, executed and delivered by the Borrower.

Article 9.3 The execution and performance of this Agreement do not violate the Borrower’s constitutional documents, any material contract binding on the Borrower, any applicable law or regulation, or any applicable securities exchange rule.

Article 9.4 The Borrower has reviewed this Agreement under its related-party transaction policies and procedures and has complied, or will comply, with all applicable requirements regarding approval, disclosure and recordkeeping for related-party transactions.

Article 9.5 No consent, approval, filing or notice is required for the Borrower’s execution or performance of this Agreement except those that have been obtained, made or will be made in compliance with applicable law.

Article 9.6 After giving effect to the Loan, the Borrower is not insolvent and has a reasonable basis to believe it will be able to repay the Loan when due.

Article 9.7 The Loan constitutes a general unsecured obligation of the Borrower.

Article 10 — SEC, Stock Exchange and Public Disclosure Matters

Article 10.1 The Parties acknowledge that Siguang Peng is the Chief Executive Officer of the Borrower, Yupeng Guo is the Chief Financial Officer of the Borrower, and this Agreement constitutes a related-party transaction for corporate governance, accounting, disclosure and/or securities law purposes.

Article 10.2 The Borrower shall be solely responsible for determining, in consultation with its

U.S. securities counsel and auditors as appropriate, whether and when this Agreement, the Loan, USDT payment mechanics, interest payments, outstanding balances or any related-party matters must be disclosed in any report, registration statement, proxy statement, annual report, interim report, Form 6-K, Form 20-F, financial statement footnote or other filing or announcement.

Article 10.3 Nothing in this Agreement shall restrict the Borrower from making any disclosure required by applicable law, SEC rule, stock exchange rule, accounting standard, subpoena, court order, regulator request or other legal process.

Article 10.4 The Parties shall reasonably cooperate with each other in providing factual information reasonably necessary for the Borrower to comply with its disclosure, audit, internal control, related-party transaction and corporate governance obligations.

Confidential	Page 4 of 8	Execution Version

Loan Agreement — BTC Digital Ltd.

Article 11 — Covenants

Article 11.1 The Borrower shall maintain all corporate approvals, authorisations and records reasonably necessary for the borrowing contemplated under this Agreement.

Article 11.2 The Borrower shall comply with all applicable laws, rules and regulations in connection with this Agreement, including securities law, stock exchange, related-party transaction, internal control, accounting, tax, anti-money laundering, sanctions and foreign exchange requirements, to the extent applicable.

Article 11.3 The Borrower shall promptly notify the Lenders of any event that would reasonably be expected to have a material adverse effect on the Borrower’s ability to repay the Loan.

Article 11.4 The Borrower shall maintain accurate books and records reflecting the Loan, each Lender’s respective USD-denominated principal portion, accrued interest and payments under this Agreement.

Article 12 — Events of Default and Remedies

Article 12.1 Each of the following shall constitute an event of default: (a) the Borrower fails to pay any principal, interest or other amount when due; (b) the Borrower breaches the use-of-proceeds covenant; (c) any material representation or warranty made by the Borrower is untrue, inaccurate or misleading when made; (d) the Borrower becomes subject to dissolution, liquidation, bankruptcy, receivership or similar proceedings; or (e) the Borrower assigns its rights or obligations under this Agreement without the Lender’s prior written consent.

Article 12.2 Upon the occurrence of an event of default, the Lenders, or the affected Lender with respect to his respective outstanding portion of the Loan, may, by written notice to the Borrower, declare all outstanding principal and accrued interest immediately due and payable.

Article 12.3 Default interest on overdue amounts shall accrue at an annual rate of twelve percent (12%) from the date such amount became overdue until the date of actual payment, to the extent permitted by applicable law.

Article 12.4 The Borrower shall indemnify each Lender for reasonable costs and expenses incurred by such Lender in enforcing this Agreement, including reasonable legal fees, arbitration fees and enforcement costs.

Article 13 — Taxes

Article 13.1 Each Party shall bear its own taxes and duties arising from or in connection with this Agreement in accordance with applicable law.

Article 13.2 If the Borrower is required by applicable law to withhold or deduct any tax from any payment to either Lender, the Borrower shall make such withholding or deduction in accordance with applicable law and provide the applicable Lender with the relevant tax receipt or evidence of payment.

Article 14 — Confidentiality and Disclosure

Article 14.1 Each Party shall keep confidential the existence and terms of this Agreement and any non-public information obtained from the other Party in connection with this Agreement.

Article 14.2 Notwithstanding the foregoing, either Party may disclose such information to the extent required by applicable law, regulation, stock exchange rule, securities regulator, court, arbitral tribunal, auditor, professional adviser or financing party; provided that, where legally permissible and reasonably practicable, the disclosing Party shall give the other Party prior notice of such disclosure.

Confidential	Page 5 of 8	Execution Version

Loan Agreement — BTC Digital Ltd.

Article 15 — Assignment

Article 15.1 Neither Party may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party, except as required by applicable law.

Article 16 — Notices

Article 16.1 All notices under this Agreement shall be in writing and delivered by hand, courier, registered mail or email to the address or email address designated by the relevant Party.

Article 16.2 A Party that changes its notice details shall notify the other Party in writing within five (5) business days after such change.

Article 17 — Governing Law and Dispute Resolution

Article 17.1 This Agreement shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region.

Article 17.2 Any dispute, controversy, difference or claim arising out of or in connection with this Agreement, including any question regarding its existence, validity, interpretation, performance, breach or termination, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted.

Article 17.3 The seat of arbitration shall be Hong Kong. The arbitral tribunal shall consist of one arbitrator appointed in accordance with the HKIAC Administered Arbitration Rules. The language of arbitration shall be English.

Article 17.4 The arbitral award shall be final and binding upon both Parties.

Article 18 — Miscellaneous

Article 18.1 This Agreement constitutes the entire agreement between the Parties with respect to the Loan and supersedes all prior discussions, understandings and agreements relating to the same subject matter.

Article 18.2 Any amendment or supplement to this Agreement shall be in writing and signed by all Parties.

Article 18.3 If any provision of this Agreement is held to be invalid, illegal or unenforceable, the remaining provisions shall remain in full force and effect.

Article 18.4 No failure or delay by either Party in exercising any right under this Agreement shall operate as a waiver of such right.

Article 18.5 This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

Article 18.6 This Agreement shall become effective upon execution by the Lenders and the duly authorised representative of the Borrower.

Confidential	Page 6 of 8	Execution Version

SIGNATURE PAGE

(No further text follows; this is the signature page to the Loan Agreement.)

LENDERS:		BORROWER:

Name:	Siguang Peng	BTC Digital Ltd.
Signature:	/s/ Siguang Peng	Name:	Xu Peng
Date: 05/26/2026		Title:	Chairman of the Board of Directors
		Signature:	/s/ Xu Peng

Name:	Yupeng Guo	Date:	05/26/2026
Signature:	/s/ Yupeng Guo	Corporate Seal/Chop (if applicable):

Date: 05/26/2026

Loan Agreement — BTC Digital Ltd.

SCHEDULE 1

USDT WALLET AND REPAYMENT DETAILS

Note: For information-security and confidentiality reasons, specific wallet addresses, exchange account identifiers and bank account details are not recorded in this Schedule. Such details shall be exchanged separately in writing between the Parties (by drawdown instruction or repayment notice, as applicable) and shall form part of this Agreement when so provided.

Borrower’s Designated Binance / USDT Wallet Details

Account Holder / Beneficiary Name	BTC DIGITAL SINGAPORE PTE. LTD.
Binance Account ID / Email	To be provided separately in writing by the Borrower in accordance with Article 4.
USDT Wallet Address	To be provided separately in writing by the Borrower in accordance with Article 4.
Network	USDT-supported network to be specified in the Borrower’s written drawdown instruction (e.g., TRC-20 or ERC-20).
Token	USDT
Remarks	Tranche loan disbursements shall be made to the wallet/account designated in the Borrower’s written drawdown instruction issued under Article 4, unless otherwise instructed in writing by the Borrower.

Lenders’ Repayment Account / Wallet Details

Siguang Peng – Repayment Bank Account / USDT Wallet Details	To be provided separately in writing by the relevant Lender at the time of repayment in accordance with Article 7.
Yupeng Guo – Repayment Bank Account / USDT Wallet Details	To be provided separately in writing by the relevant Lender at the time of repayment in accordance with Article 7.
Repayment Currency / Method	USD by bank transfer, or USDT if agreed in writing by the receiving Lender.

Confidential	Page 8 of 8	Execution Version